Exhibit 99-107

Gen Z marks the spot: Online is on target for reaching the new influencer

Enthusiast Gaming, the National Hockey League and the Biden-Harris 2020 Campaign discuss the influence of gaming and digital media on culture and commerce at the Canadian Club Toronto

TORONTO, Feb. 09, 2021 (GLOBE NEWSWIRE) -- The video game industry is worth more than US$150 billion globally and eclipses the movie and music industries combined. With continued growth and interest from nearly every age range and background, people and brands are taking note of the incredible opportunities that exist by using gaming and digital communications to reach broader audiences.

Canada’s pre-eminent public affairs podium, The Canadian Club Toronto, hosted an expert panel today featuring Adrian Montgomery, Chief Executive Officer, Enthusiast Gaming; Heidi Browning, Chief Marketing Officer, National Hockey League; and Allison Stern, Digital Partnerships Manager, Biden-Harris 2020 Campaign. Amanda Lang, host of Bloomberg Markets on BNN Bloomberg, moderated the discussion.

These industry leaders shared how they’re shaping strategies, empowering marketers and influencing public behaviour through digital means and emerging technologies. They also discussed how they’re leveraging the popularity of video games, social media and digital communications tools to get their message out to one of the most lucrative and influential demographics: Gen Z and Millennials.

A replay recording of the virtual event is available here.

“It was a sincere pleasure to join these esteemed marketing leaders today to discuss the power and influence of video games,” said Adrian Montgomery, CEO of Enthusiast Gaming. “It was an honour to be part of this panel next to one of the longest-standing sports organizations, the NHL, and one of the most forward-thinking political campaigns, the Biden-Harris 2020 Campaign. It’s clear that gaming goes beyond consoles and headsets and offers brands a powerful new way to reach young customers and drive ongoing brand engagement.”

As the multi-billion-dollar video game industry continues to expand, it has become a critical conduit for reaching younger Canadians, many of whom have chosen gaming as a sort of social network through which to communicate. In a world where people crave community and connection, gaming meets those needs via any device, anywhere. Young people have found their place and space, offering a world of potential for brands and people trying to reach this specific age group.

About Enthusiast Gaming

Enthusiast Gaming (TSX: EGLX)(OTCQB: ENGMF)(FSE: 2AV) is building the world’s largest social network of communities for gamers and esports fans that reaches over 300 million gaming enthusiasts on a monthly basis. Already the largest gaming platform in North America and the United Kingdom, the Company’s business is comprised of four main pillars: Esports, Content, Talent and Entertainment. Enthusiast Gaming’s esports division, Luminosity Gaming, is a leading global esports franchise that consists of 7 professional esports teams under ownership and management, including the Vancouver Titans Overwatch team and the Seattle Surge Call of Duty team. Enthusiast’s gaming content division includes 2 of the top 20 gaming media and entertainment video brands with BCC Gaming and Arcade Cloud, reaching more than 50MM unique viewers a month across 9 YouTube pages, 8 Snapchat shows and related Facebook, Instagram and TikTok accounts. Its 100 gaming-related websites including The Sims Resource, Destructoid, and The Escapist collectively generate 1.1 billion page views monthly. Enthusiast’s talent division works with nearly 1,000 YouTube creators generating nearly 3 billion views a month working with leading gamer talent such as Pokimane, Flamingo, Anomaly, and The Sidemen. Enthusiast’s entertainment business includes Canada’s largest gaming expo, EGLX (eglx.com), and the largest mobile gaming event in Europe, Pocket Gamer Connects (pgconnects.com). For more information on the Company visit enthusiastgaming.com. For more information on Luminosity Gaming visit luminosity.gg.

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or other variations of the forgoing) be taken, occur, be achieved, or come to pass. Forward-looking statements in this news release include, but are not limited to statements relating to the Enthusiast Gaming's future growth in periods of increased market advertiser demand.

Forward-looking statements are based on assumptions, including expectations and assumptions concerning: interest and foreign exchange rates; capital efficiencies, cost saving and synergies; growth and growth rates; the success in the esports and media industry; and and the Company’s growth plan. While Enthusiast Gaming considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements. In addition, forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks related risks associated with general economic conditions; adverse industry events; future legislative, tax and regulatory developments. Readers are cautioned that the foregoing list is not exhaustive and other risks set out in Enthusiast Gaming public disclosure recorded filed under the Company’s provide on www.sedar.com, including those contained in the prospectus. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. For more information on the risk, uncertainties and assumptions that could cause anticipated opportunities and actual results to differ materially, please refer to the public filings of Enthusiast Gaming which are available on SEDAR at www.sedar.com. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. Enthusiast Gaming disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Contacts:

Enthusiast Gaming – Eric Bernofsky

Chief Corporate Officer

press@enthusiastgaming.com

Media Relations – ID

EnthusiastGaming@id-pr.com